
07004924


SEC MAIL PROCESSING
RECEIVED
MAR 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66123

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FKA Coady Diemar Group, LLC
KNA Coady Diemar Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

87 Main Street, P.O. Box 305
(No. and Street)

Peapack (City) New Jersey (State) 07977 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Mauleen 908-719-6466
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Franklin, LoBrace & Associates
(Name – *if individual, state last, first, middle name*)

105 Morris Ave (Address) Springfield (City) New Jersey (State) 07081 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Mandeer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coady Diemar Group, LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Firm Administrator

Title

ANNETTE F. MALANGA
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires Sept. 23, 2008



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FRANKLIN, LoBRACE & ASSOCIATES

A PROFESSIONAL CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS



RECEIVED
WASH. D.C.
SECTION
151

COADY, DIEMAR GROUP, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2006
WITH REPORT AND SUPPLEMENTARY REPORT
OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

FRANKLIN, LoBRACE & ASSOCIATES
A PROFESSIONAL CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

COADY, DIEMAR GROUP, LLC

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2006

FRANKLIN, LoBRACE & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

105 MORRIS AVENUE, SPRINGFIELD, NEW JERSEY 07081
TELEPHONE (973) 379-5400 • FAX (973) 379-3696

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Coady, Diemar Group, LLC:

We have audited the accompanying statement of financial condition of Coady, Diemar Group, LLC (a Limited Liability Company) (the "Company") as of December 31, 2006, and the related statements of operations and members' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion of these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coady, Diemar Group, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 20, 2007

Franklin, LoBrace + Associates

COADY, DIEMAR GROUP, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Current assets:		
Cash	$ 204,002	
Accounts receivable - clients	183,402	
Accounts receivable - non trade	10,195	
Prepaid expenses	22,912	
Total current assets		$ 420,511
Office furniture and equipment, net of accumulated depreciation of $9,149		37,750
Security deposits		3,905
Total assets		$ 462,166

LIABILITIES AND MEMBERS' CAPITAL

Current liabilities:		
Accounts payable and accrued expenses	$ 69,985	
Total current liabilities		69,985
Subordinated loans payable - members		280,000
Total liabilities		$ 349,985
Members' capital		112,181
Total liabilities and members' capital		$ 462,166

SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT AND NOTES TO FINANCIAL STATEMENTS

COADY, DIEMAR GROUP, LLC
STATEMENT OF OPERATIONS AND MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2006

Contract services revenue	$3,414,803
Operating expenses	3,429,208
Loss from operations	$ (14,405)
Interest expense	(24,002)
Interest income	8,778
Net loss	$ (29,629)
Members' capital, January 1, 2006	178,960
Members' contributions	45,328
Members' distributions	(82,478)
Members capital, December 31, 2006	$ 112,181

SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT
AND NOTES TO FINANCIAL STATEMENTS

COADY, DIEMAR GROUP, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss		$ (29,629)
Adjustments to reconcile net income to net cash used in operating activities:		
Member services	$ 8,824	
Depreciation expense	6,913	
Interest expense	24,002	
Increase (decrease) in cash resulting from changes in operating assets and liabilities		
Accounts receivable	(150,827)	
Prepaid expenses	2,566	
Accounts payable and accrued expenses	55,327	
Total adjustments		(53,195)
Net cash used in operating activities		$ (82,824)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Additions to office furniture and equipment	$ (42,599)	
Net cash used in investing activities		(42,599)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from subordinated loans payable - members	$ 280,000	
Members' capital contributions	12,502	
Members' distributions	(82,478)	
Net cash provided by financing activities		210,024
NET INCREASE IN CASH		$ 84,601
Cash balance, January 1, 2006		119,401
Cash balance, December 31, 2006		$ 204,002
Supplementary data:		
Interest paid		$ 0

SEE ACCOMPANYING INDEPENDENT AUDITORS' REPORT
AND NOTES TO FINANCIAL STATEMENTS

COADY, DIEMAR GROUP, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1--Summary of Significant Accounting Policies

Organization and Nature of Operations

The Company was organized under the laws of the state of Delaware as a limited liability company on June 10, 2003. It has qualified to do business in New Jersey, New York, and Washington D.C.

The members shall not be bound by, or be personally liable for the losses, expenses, liabilities, or obligations of the L.L.C. unless otherwise amended. Under the terms of the operating agreement, the Company will terminate December 31, 2053, unless terminated at an earlier date in accordance with the provisions of the operating agreement.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. It is primarily engaged in rendering senior corporate finance and financial advisory consulting services to corporate and institutional clients. Approximately 67% of revenue was derived from three clients in the reporting year.

Basis of Accounting

The Company is a service organization and recognizes contract services as earned to the extent of work completed and billed to clients and recognizes costs as expenses to the extent incurred in relation to work completed.

Depreciation

Depreciation of equipment is provided based on the accelerated method of accounting.

Income Taxes

The Company has elected to be taxed as a partnership and as a result, income taxes are not payable by, or provided for, the Company and all items of income, losses, and credits are reported by the members on their personal income tax returns.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all investments purchased with a maturity of three months or less to be cash equivalents.

Note 1--Summary of Significant Accounting Policies (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2—Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. Minimum net capital is defined as the greater of 6 2/3% of aggregate indebtedness ($4,666 as of December 31, 2006) or $5,000. At December 31, 2006 Coady, Diemar Group, LLC had net capital of $132,776 which was $127,776 in excess of the amount required.

Certain advances, distributions, and other equity withdrawals are subject to certain notification and restriction provisions of the SEC's Net Capital Rule.

Note 3—Subordinated Loans Payable – Members

The Company borrowed $70,000 from each of four (4) members ($280,000 in total) pursuant to a subordinated loan agreement effective March 10, 2006. The loans mature on March 10, 2009 and require written approval of the NASD before conversion or prepayment can be made. Interest of 7% per annum has been accrued ($20,474) and converted into members' capital at December 31, 2006. The loans can be converted into members' capital at $.30 per unit throughout the term of the agreement.

Note 4—Related Party Transactions

The Company engaged in the following related party transactions in 2006:

1. Received member capital contributions of $45,328 of which $12,502 was in cash, $8,824 was for services, and $24,002 was conversion of accrued interest payable;

2. Was charged and paid equipment rental expense and related advisory services of $62,827 to an LLC which is owned and controlled by the majority members of the Company;

3. Sold receivables on a recourse basis for cash of $40,000; related interest charges of $3,528 were converted into members' capital.

Note 5—Risks and Uncertainties

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of its cash and trade receivables.

The Company's cash is placed with a New Jersey bank with a high credit and investment rating. Cash balances fluctuate in excess of the FDIC insurance limit of $100,000.

The Company grants credit terms in the normal course of business to its clients. The Company does not require collateral or other security to support its receivables from clients and an allowance for doubtful accounts is not considered necessary.

On a periodic basis the Company evaluates its accounts receivable and when deemed necessary recognizes a receivable as uncollectible.

Note 6--Commitments and Contingencies

The Company leases office facilities under non-cancelable operating leases which expire at various dates through November 2014. The Company leases its office computer systems from a related party entity on a month to month basis at a gross rental of $5,181 per month. The Company leases its New Jersey office as a sub-tenant on a month to month basis at a gross rent of $2,225 per month. The Company leases its New York City office under an operating lease expiring November 15, 2014 at a gross rental of $45,825 per month. The Company leases its Washington D.C. office under an operating lease expiring May 31, 2007 at a gross rental of $1,591 per month. Future minimum annual rental payments under all operating lease agreements with remaining terms in excess of one year as of December 31, 2006 are as follows:

Year Ended December 31,	
2007	$ 434,760
2008	560,299
2009	552,496
2010	549,895
2011	556,350
Thereafter	1,690,669
Total	$4,344,469

The Company incurred office and equipment rental expense of $574,360 in 2006.

The Company billed and collected subtenant rent and office services of $73,650 from the two month to month tenants related to the New York City office.

The Company is contingently liable to Peapack Gladstone Bank for an irrevocable stand by letter of credit of $274,947 issued to the landlord of their New York City office in lieu of a rent security deposit. The letter of credit expires December 31, 2015.

COADY, DIEMAR GROUP, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31, 2006

Total members' equity		$112,181
Add subordinated loans payable – members		280,000
Total equity and subordinated loans		$392,181
Nonallowable assets:		
Petty cash	$ 806	
Other	258,599	
Total nonallowable assets		259,405
Net capital before haircuts on securities positions		$132,776
Haircuts on securities positions:		
Debt securities	$ -0-	
Other securities	-0-	
Total haircuts on securities positions		-0-
Net capital		$132,776
Minimum net capital requirement (the greater of 6 2/3% of aggregate indebtedness of $69,985 or $5,000)		5,000
Excess net capital		$127,776
Ratio of aggregate indebtedness to net capital		.55 to 1

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited Part IIA Focus Report as of December 31, 2006

COADY, DIEMAR GROUP, LLC

STATEMENT REGARDING DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENT UNDER SEC RULE 15c3-3

DECEMBER 31, 2006

The Company is exempt from SEC Rule 15c3-3 pursuant to paragraph (k)(2)(ii) of the Rule.

SUPPLEMENTARY REPORT ON INDEPENDENT AUDITORS
ON INTERNAL CONTROL AS REQUIRED BY SEC RULE 17a-5

To the Members of
Coady, Diemar Group, LLC:

In planning and performing our audit of the financial statements and supplemental information of Coady, Diemar Group, LLC (the "Company") for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we consider relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,

2. Recordation of differences required by Rule 17a-13, and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operations that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's criteria.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 20, 2007

END